As filed with the Securities and Exchange Commission on April 27, 2001

                                                    Registration No. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        ________________________________
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                        ________________________________
                         ALEXION PHARMACEUTICALS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                 Delaware                                                             13-3648318
(State or Other Jurisdiction of Incorporation                         (I.R.S. Employer Identification Number)
             or Organization)

                        ________________________________
                               352 Knotter Drive
                              Cheshire, CT  06410
                                 (203) 272-2596
  (Address, Including Zip Code, and Telephone Number, Including Area Code, or
                   Registrant's Principal Executive Offices)
                        ________________________________
                               Leonard Bell, M.D.
                         Alexion Pharmaceuticals, Inc.
                               352 Knotter Drive
                              Cheshire, CT  06410
                                 (203) 272-2596
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                        ________________________________
Copies of all communications, including all communications set to the agent for service, should be sent to:

                            Merrill M. Kraines, Esq.
                           Lawrence A. Spector, Esq.
                          Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                         New York, New York  10103-3198
                        ________________________________

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement. If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plan, please check the following box: [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

Title Of Shares To Be       Amount To Be     Proposed Maximum Aggregate      Proposed Maximum Aggregate   Amount Of Registration Fee
       Registered             Registered         Price Per Unit (1)                Offering Price
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.0001 par       193,394               $20.68                           $3,999,388                      $1,000
value per share
====================================================================================================================================

(1) The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and is $20.68, the average of the high and low prices of the common stock of Alexion Pharmaceuticals, Inc. as reported on The Nasdaq Stock Market on
April 25, 2001.

     This registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor offers to buy be accepted before the registration statement becomes effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not valid.

                  Subject to Completion, Dated April 27, 2001

                                 [ALEXION LOGO]

                         187,114 Shares of Common Stock

                           _________________________

     Alexion Pharmaceuticals, Inc.'s common stock trades on the Nasdaq National Market under the ticker symbol "ALXN." On April 25, 2001, the closing sale price of the common stock was $20.10.

                           _________________________

     The stockholders of Alexion Pharmaceuticals, Inc. listed in this prospectus are offering and selling an aggregate of 187,114 shares of our common stock under this prospectus. We issued these selling stockholders this common stock on September 23, 2000 in connection with our acquisition of Prolifaron, Inc., which was owned by these stockholders.

                           _________________________

     The selling stockholders (and their donees and pledgees) may offer their Alexion common stock through public or private transactions, on or off the United States exchanges, at prevailing market prices, or at privately negotiated prices.

                           _________________________

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                           _________________________

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

                 The date of this Prospectus is ________, 2001.

The information in this prospectus is not complete and my be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted before the registration statement becomes effective. This prospectus is not an offer to sell securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS


                                                                         Page
                                                                         ----

Our Company................................................................ 1
Risk Factors............................................................... 3
Special Note Regarding Forward-Looking Statements.......................... 9
Use of Proceeds............................................................ 9
Dividend Policy............................................................ 9
Selling Stockholders........................................................9
Plan of Distribution.......................................................11
Legal Matters..............................................................11
Experts....................................................................11
Where You Can Find More Information........................................12

                         ______________________________


                                  OUR COMPANY

     This summary provides an overview of selected information and does not contain all the information you should consider. You should read the entire prospectus, including the section entitled "Risk Factors," carefully before making an investment decision.

     We are engaged in the development of therapeutic products aimed at treating patients with a wide array of severe disease states, including cardiovascular and autoimmune disorders, inflammation and cancer. Since our inception in January 1992, we have devoted substantially all of our resources to drug discovery, research, product and clinical development. Since mid-1996, we have focused our resources increasingly on clinical manufacturing and clinical development. We are currently examining our two lead genetically altered or humanized antibody product candidates in eight different clinical development programs.

     Antibodies are proteins that bind to specific targets and are used by the immune system to protect the body. We have proprietary rights to humanized and human antibodies that can potentially be used in treatments for heart disease, diseases of the immune system, inflammation and cancer. In September 2000, we augmented our antibody product discovery and development program through the acquisition of Prolifaron, Inc. Prolifaron was a biopharmaceutical company with rights to a portfolio of potential antibody product candidates and with know-how and proprietary technology for discovering and developing antibodies.

     Two of our antibody product candidates are undergoing clinical trials that test for safety, dosing and effectiveness in humans. These antibodies target specific diseases that arise when the human immune system induces undesired inflammation. These antibodies are designed to block a component of the human immune system that causes undesired inflammation while allowing beneficial components of the immune system to remain functional. The specific component of the human immune system which these two product candidates are designed to block is called "complement."

     We call one of the antibodies that is in clinical trials pexelizumab or 5G1.1-SC. Pexelizumab completed the testing of safety and efficacy in a Phase IIb clinical trial for the treatment of acute inflammation in patients caused by the trauma of heart and lung bypass procedures, cardiopulmonary bypass surgery or CPB. Pending a full evaluation of the data, and in conjunction with planned discussions with the FDA or Food and Drug Administration, we expect to initiate a Phase III efficacy and safety trial with pexelizumab in coronary artery bypass graft surgery or CABG patients at the earliest possible opportunity. Initiation of this Phase III trial, which would be conducted with our collaborator Proctor & Gamble Pharmaceuticals, is subject to many factors that we do not control and cannot predict. In September 2000, we also announced that we had received "fast track" designation from the FDA for pexelizumab in the treatment of patients undergoing CPB. Product candidates with "fast track" designation are eligible for expedited development and FDA review.

     Pexelizumab is also in two additional Phase II clinical trials testing the safety and efficacy of pexelizumab for the treatment of acute inflammation in patients caused by heart attacks or myocardial infarctions. One study is in patients receiving thrombolytic therapy, and the other is in patients receiving angioplasty, procedures for unblocking clogged arteries.

     We call the second antibody product candidate that is in clinical trials 5G1.1. 5G1.1 is in clinical development for the treatment of a variety of chronic autoimmune diseases. We completed a Phase II clinical study testing the safety and efficacy of 5G1.1 in patients with rheumatoid arthritis, a chronic autoimmune disease. Pending a full evaluation of the interim data and final six-month safety data from this trial, and in conjunction with planned discussions with the FDA, we expect to initiate a Phase III efficacy and safety trial with 5G1.1 in rheumatoid arthritis at the earliest possible opportunity. Initiation of this Phase III trial is subject to many factors that we do not control and cannot predict. 5G1.1 is also being tested in a Phase II trial for the treatment of membranous nephritis, a kidney disease. In both rheumatoid arthritis and membranous nephritis, open label twelve-month extension studies to test long-term safety are on-going. We are also testing 5G.1.1 in three separate on-going Phase Ib clinical trials in patients for the treatment of psoriasis, a skin disorder, dermatomyositis, a severe inflammatory muscle disorder, and pemphigoid, a severe inflammatory skin disorder. In October 2000, we announced that the FDA granted Orphan Drug status to 5G1.1 for the treatment of patients with dermatomyositis. The Orphan Drug designation would provide us with market exclusivity for this indication for seven years from the drug's approval date.

     We have retained all of our rights to 5G1.1. We have a collaboration agreement with Procter & Gamble Pharmaceuticals with respect to the development and commercialization of pexelizumab. The initial subject of the collaboration is to study the use of pexelizumab for the treatment of inflammation caused by heart and lung bypass procedures and inflammation during heart attacks in association with procedures for unblocking clogged heart arteries.

     In addition to our program for developing products that inhibit the inflammatory effects of complement and our technology programs focusing on human antibody discovery and development, we are developing another type of anti-inflammatory drug known as Apogens. Apogens are designed to block disease-causing T-cells, another component of the human immune system. We are currently completing preclinical studies of our first Apogen, targeting the treatment of patients with multiple sclerosis.

     We are also developing methods of blocking the human immune system to permit the use of cells and organs from non-human species in the treatment of diseases in humans. This product development program is initially targeting the treatment of patients with Parkinson's disease and patients with spinal cord injury with genetically altered pig cells.

     In September 2000, we acquired Prolifaron, Inc., a privately held biopharmaceutical company located in San Diego, California. Prolifaron was developing therapeutic antibodies addressing multiple diseases, including cancer. The acquisition was in the form of a merger of our wholly owned subsidiary, Alexion Antibody Technologies, Inc. and Prolifaron. In the merger, we issued 355,594 shares of our common stock, to the stockholders of Prolifaron and we are obligated to issue up to 44,364 shares of our common stock upon the exercise of fully vested options granted under Prolifaron's stock option plan. We accounted for the acquisition of Prolifaron using the purchase method of accounting through the issuance of common stock and fully vested options having an aggregate fair value of approximately $43.9 million. We agreed to register the possible resale of those shares of common stock by the Prolifaron stockholders. We filed a registration statement with the SEC covering the resale of approximately half of the shares in December 2000. That registration statement became effective on January 5, 2001 (Registration No. 333-52886). Under the terms of the merger agreement, we are required to file a registration statement with the SEC covering the resale of the remaining shares on or before April 30, 2001, for which this registration statement is intended.

     Through Alexion Antibody Technologies, we have developed the important additional capabilities to discover and develop additional antibody product candidates for the treatment of inflammatory diseases and cancer. Antibodies in preclinical development include a platelet targeting antibody, an antagonist of a specific growth factor for brain cancers, an antibody that specifically targets a subset of blood tumor cells, as well as a catalytic antibody for broad-based prodrug chemotherapy of many types of cancers. The catalytic antibody was exclusively licensed from The Scripps Research Institute.

     We were incorporated in Delaware in January 1992. Our principal executive offices are located at 352 Knotter Drive, Cheshire, Connecticut 06410, and our telephone number is (203) 272-2596.

                                  RISK FACTORS

     You should carefully consider the following risk factors before you decide to invest in the securities. You should also consider the other information in this prospectus and information incorporated by reference in this prospectus. The risks and uncertainties below are not the only ones facing Alexion. We are also subject to additional risks and uncertainties not presently known to us. If any of these risks actually occurs, our business, financial condition, operating results or cash flows could be harmed.

If we continue to incur operating losses, we may be unable to continue our operations.

     We have incurred losses since we started our company in January 1992. As of January 31, 2001, we had an accumulated deficit of approximately $101.4 million. If we continue to incur operating losses and fail to become a profitable company, we may be unable to continue our operations. Since we began our business, we have focused on research and development of product candidates. We have no products that are available for sale. We expect to continue to operate at a net loss for at least the next several years as we continue our research and development efforts, continue to conduct clinical trials and develop manufacturing, sales, marketing and distribution capabilities. Our future profitability depends on our receiving regulatory approval of our product candidates and our ability to successfully manufacture and market approved drugs. The extent of our future losses and the timing of our profitability, if we are ever profitable, are highly uncertain.

If we do not obtain regulatory approval for our drug products we will not be able to sell our drug products.

     We cannot sell or market our drugs without regulatory approval. If we do not obtain regulatory approval for our products, the value of our company and our results of operations will be harmed. In the United States, we must obtain approval from the U.S. Food and Drug Administration, or FDA, for each drug that we intend to sell. Obtaining FDA approval is typically a lengthy and expensive process, and approval is highly uncertain. Foreign governments also regulate drugs distributed outside the United States, whose approval can also be lengthy, expensive and highly uncertain. None of our product candidates has received regulatory approval to be marketed and sold in the United States or any other country. We do not anticipate receiving regulatory approval of any of our product candidates for at least the next several years.

If our drug trials are delayed or achieve unfavorable results, we will have to delay or may be unable to obtain regulatory approval for our products.

     We must conduct extensive testing of our product candidates before we can obtain regulatory approval for our products. We need to conduct both preclinical animal testing and clinical human trials. These tests and trials may not achieve favorable results. We would need to reevaluate any drug that did not test favorably and either alter the study, the drug or the dose, or abandon the drug development project. In such circumstances, we would not be able to obtain regulatory approval on a timely basis, if ever.

     We have announced the completion of a Phase IIb trial of pexelizumab and completion of a Phase II trial of 5G1.1. Completion of these trials does not guarantee that we will initiate additional trials for our product candidates, that if initiated the trials will be completed, or that if completed the trials will be sufficient to apply for or receive regulatory approvals.

     There are many reasons why drug testing could be delayed or terminated. For human trials, patients must be recruited and each product candidate must be tested for each clinical indication, at various doses and formulations. Also, to ensure safety and effectiveness, the effect of drugs often must be studied over a long period of time, especially for the chronic diseases that we are studying. Unfavorable results or insufficient patient enrollment in our clinical trials could delay or cause us to abandon a product development program.

     Additional factors that can cause delay or termination of our clinical trials include:

     .  slow patient enrollment;

     .  long treatment time required to demonstrate effectiveness;

     .  lack of sufficient supplies of the product candidate;

     .  adverse medical events or side effects in treated patients;

     .  lack of effectiveness of the product candidate being tested; and

     .  lack of sufficient funds.

We may expand our business through new acquisitions that could disrupt our business and harm our financial condition.

     Our business strategy includes expanding our products and capabilities, and we may seek acquisitions to expand our business. Acquisitions involve numerous risks, including:

     .  substantial cash expenditures;
     .  potentially dilutive issuance of equity securities;
     .  incurrance of debt and contingent liabilities;
     .  difficulties in assimilating the operations of the acquired companies;
     . diverting our management's attention away from other business concerns; . risks of entering markets in which we have limited or no direct experience; and
     . the potential loss of our key employees or key employees of the acquired companies.

     We cannot assure you that any acquisition will result in long-term benefits to us or that our management will be able to manage the acquired businesses effectively. We may also incorrectly judge the value or worth of an acquired company or business. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot give assurances that we will be able to make the combination of our business with that of acquired businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired business or companies may require a substantial capital investment by us. We may not have these necessary funds nor may they be readily available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our stock, which could dilute your ownership interest in our company.

     On September 22, 2000, we purchased all of the capital stock and other outstanding securities of Prolifaron, Inc., a privately held biopharmaceutical company that is developing therapeutic antibodies addressing multiple disease, including cancer, for approximately 400,000 shares of our outstanding capital stock. We cannot give assurances that the integration of our businesses with the businesses of Prolifaron will be successful or that we will be able to achieve the synergies we anticipate.

If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development.

     In the future, we will need to raise substantial additional capital to fund operations and complete our product development. We may not get funding when we need it or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we may have to delay, scale-back or eliminate our research and development activities or future operations. We might have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business. The amount of capital we may need depends on many factors, including:

     .  the progress, timing and scope of our research and development programs;

     . the progress, timing and scope of our preclinical studies and clinical trials;

     .  the time and cost necessary to obtain regulatory approvals;

     . the time and cost necessary to further develop manufacturing processes, arrange for contract manufacturing or build manufacturing facilities and obtain the necessary regulatory approvals for those facilities;

     . the time and cost necessary to develop sales, marketing and distribution capabilities; and

     . any new collaborative, licensing and other commercial relationships that we may establish.

If our collaboration with Procter & Gamble is terminated, we may be unable to commercialize pexelizumab or 5G1.1-SC in the time expected, if at all, and our business would be harmed.

     We rely exclusively on Procter & Gamble to provide funding and additional resources for the development and commercialization of pexelizumab or 5G1.1-SC. These include funds and resources for:

     .  clinical development and clinical and commercial manufacturing;

     .  obtaining regulatory approvals; and

     .  sales, marketing and distribution efforts worldwide.

     We cannot guarantee that Procter & Gamble will devote the resources necessary to successfully develop and commercialize pexelizumab. Either party may terminate our collaboration agreement for specified reasons, including a material breach.

     Termination of our agreement with Procter & Gamble would cause significant delays in the development of pexelizumab and result in additional development costs. We would need to fund the development and commercialization of pexelizumab on our own or identify a new development partner. We might also have to repeat testing already completed with Procter & Gamble.

If we are unable to engage and retain third-party collaborators, our research and development efforts may be delayed.

     We depend upon third-party collaborators to assist us in the development of our product candidates. If any of our existing collaborators breaches or terminates its agreement with us or does not perform its development work under the agreement, we would experience significant delays in the development or commercialization of our product candidates. We would also experience significant delays if we cannot engage additional collaborators when required. In either event, we would be required to devote additional funds or other resources to these activities or to terminate them.

     We cannot assure you that:

     . we will be able to negotiate acceptable collaborative agreements to develop or commercialize our products;

     .  any arrangements with third parties will be successful; or

     . current or potential collaborators will not pursue treatments for other diseases or seek other ways of developing treatments for our disease targets.

If we cannot protect the confidentiality and proprietary nature of our trade secrets, our business and competitive position will be harmed.

     Our business requires using sensitive technology, techniques and proprietary compounds which we protect as trade secrets. However, since we are a small company, we also rely heavily on collaboration with suppliers, outside scientists and other drug companies. Collaboration presents a strong risk of exposing our trade secrets. If our trade secrets were exposed, it would help our competitors and adversely affect our business prospects.

     In order to more effectively protect our drugs and technology, we need to obtain patents covering the drugs and technologies we develop. Our drugs are expensive and time-consuming to test and develop. Without patent protection, competitors may copy our methods, or the chemical structure or other aspects of our drug. Even if we obtain patents, the patents may not be broad enough to protect our drugs from copy-cat products.

If we are found to be infringing on patents owned by others, we may be forced to obtain a license to continue the sale or development of our drugs and/or pay damages.

     Parts of our technology, techniques and proprietary compounds and potential drug candidates may conflict with patents owned by or granted to others. If we cannot resolve these conflicts, we may be liable for damages, be required to obtain costly licenses or be stopped from manufacturing, using or selling our products or conducting other activities. For example, we are aware of broad patents owned by others relating to the manufacture, use and sale of recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, recombinant human single chain antibodies, and genetically engineered animals. Many of our products are genetically engineered antibodies, including recombinant humanized antibodies, recombinant humanized single chain antibodies, recombinant human antibodies, and recombinant human single chain antibodies, and other products are tissues from genetically engineered animals.

     We have received notices from the owners of some of these patents claiming that their patents may be relevant to the development of some of our drug candidates. In response to some of these notices, we have obtained licenses. However, with regard to other patents, we have either determined in our judgment that:

     .  our products do not infringe the patents;

     .  we do not believe the patents are valid; or

     . we have identified and are testing various modifications which we believe should not infringe the patents and which should permit commercialization of our product candidates.

     Any patent holders could sue us for damages and seek to prevent us from manufacturing, selling or developing our drugs. Legal disputes can be costly and time consuming to defend. If any of these actions are successful, we could be required to pay damages or to obtain a license to sell or develop our drugs. A required license may not be available on acceptable terms, if at all.

If the testing or use of our products harms people, we could be subject to costly and damaging product liability claims.

     The testing, manufacturing, marketing and sale of drugs for use in humans exposes us to product liability risks. Side effects and other problems from using our products could give rise to product liability claims against us. We might have to recall our products, if any, from the marketplace. Some of these risks are unknown at this time. For example, little is known about the potential long-term health risks of transplanting pig tissue into humans, a goal of our UniGraft product development program. Use of C5 Complement Inhibitors, such as 5G1.1 and pexelizumab, is associated with an increased risk for infection with Neisseria bacteria. Serious cases of Neisseria infection can result in brain damage or death.

     In addition, we may be sued by people who participate in our clinical trials. A number of patients who participate in such trials are already critically ill when they enter a study. Any informed consents or waivers obtained from people who sign up for our trials may not protect us from liability or litigation. Our product liability insurance may not cover all potential liabilities or may not completely cover any covered liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could have a material adverse effect on our business, financial condition or results of operations.

If we cannot manufacture our drug candidates in sufficient amounts at acceptable costs and on a timely basis, we may be unable to have the necessary materials for product testing, and later for potential sale in the market. Either event would harm our business.

     For our drug trials, we need to produce sufficient amounts of product for testing. Our small manufacturing plant cannot manufacture enough of our product candidates for later stage clinical development. In addition, we do not have the capacity to produce more than one product candidate at a time. We depend on a few outside suppliers for manufacturing. If we experience interruptions in the manufacture of our products for testing, our drug development efforts will be delayed. If any of our outside manufacturers stops manufacturing our products or reduces the amount manufactured, we will need to find other alternatives. If we are unable to find an acceptable outside manufacturer on reasonable terms, we will have to divert our own resources to manufacturing which may not be sufficient to produce the necessary quantity or quality of product. As a result, our ability to conduct testing would be materially adversely affected. Submission of products and new development programs for regulatory approval would be delayed. Our competitive position and our prospects for achieving profitability could be materially and adversely affected.

     Manufacture of drug products is highly regulated by the FDA and other domestic and foreign authorities. We cannot assure you that we or our third-party collaborators will successfully comply with all of those regulations, which would have a materially adverse effect on our business.

     We have no experience or capacity for manufacturing drug products in volumes that would be necessary to support commercial sales. If we are unable to establish and maintain commercial scale manufacturing within our planned time and cost parameters, sales of our products and our financial performance would be adversely affected.

     We may encounter problems in any of the following areas as we attempt to increase the scale, process or size of manufacturing:

     . design, construction and qualification of manufacturing facilities that meet regulatory requirements;

     .  production yields from the manufacturing process;

     .  purity of our drug products;

     .  quality control and assurance;

     .  shortages of qualified personnel; and

     . compliance with FDA and other domestic and foreign governmental regulations.

If our business and products, even after regulatory approval is obtained, fail to comply with regulatory requirements, our ability to sell products and conduct business will be harmed.

     Even if we receive regulatory approval for any product, our business will always be subject to substantial regulation by the FDA and comparable foreign regulatory agencies. The discovery of previously unknown problems with a product or its manufacture, or the determination that previously known problems are more significant than previously believed, may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. The consequences for failure to comply with applicable regulatory requirements can be serious, resulting in:

     .  warning letters;

     .  fines and other civil penalties;

     .  suspended regulatory approvals;

     . refusal to approve pending applications or supplements to approved applications;

     .  refusal to permit exports from the United States;

     .  product recalls;

     .  seizure of products;

     .  injunctions;

     .  operating restrictions;

     .   total or partial suspension of production; and/or

     .  criminal prosecutions.

     Any of these consequences could result in withdrawal of approval, or require reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and/or additional marketing applications. We would be required to expend time and resources in correcting the problem, including any adverse publicity associated with the problem, in order to put the product back on the market, if possible. These delays and uses of resources would hurt our business, profitability and reputation.

If we are unable to establish sales, marketing and distribution capabilities, or to enter into agreements with third parties to do so, we will be unable to successfully market and sell future drug products.

     We have no sales, marketing or distribution personnel or capabilities. If we are unable to establish those capabilities, either by developing our own capabilities or entering into agreements with others, we will not be able to successfully sell our products. In that event, we will not be able to generate significant revenues. We cannot guarantee that we will be able to hire the qualified sales and marketing personnel we need. We may not be able to enter into any marketing or distribution agreements on acceptable terms, if at all. We are relying on Procter & Gamble for sales, marketing and distribution of pexelizumab. Procter & Gamble, or any future collaborators, may not succeed at selling, marketing or distributing any of our future drug products.

If we are unable to obtain reimbursement from government health administration authorities, private health insurers and other organizations for our future products, our products may be too costly for regular use and our ability to generate revenues would be harmed.

     Our future revenues and profitability will be affected by the continuing efforts of governmental and private third-party payors to contain or reduce the costs of health care through various means. If these entities refuse to provide reimbursement with respect to our products or determine to provide a low level of reimbursement, our products may be too costly for general use, or our profitability may be adversely impacted. Any limitation on the use of our products will have a material adverse effect on our ability to generate revenues and achieve profitability. We expect a number of federal, state and foreign proposals to control the cost of drugs through government regulation. We are unsure of the form that any health care reform legislation may take or what actions any of these authorities and private payors may take in response to the proposed reforms. Therefore, we cannot precisely predict the effect of any reform on our business.

Even if we successfully develop our products for transplanting animal cells into humans, this technology may not be accepted by the market due to medical concerns or unanticipated regulation.

     Our program for the development of animal cells for transplantation into humans may never result in any therapeutic products. This technology is subject to extensive clinical testing and we are not aware of any such technology that has been approved for sale by the FDA or comparable foreign regulatory authorities. Even if we succeed in developing these products, our products may not be widely accepted by the medical community or third-party payors until more facts are established and ethical consensus is reached regarding the use of animal cells. In addition, concerns relating to the risk of introducing new animal viruses to infect the human species through the transplantation process may also create additional regulatory hurdles for FDA approval. If accepted, the degree of acceptance may limit the size of the market for our products. Moreover, due to the controversial nature of transplantation of animal cells into humans generally, market prices for our securities, may be subject to increased volatility.

If our competitors get to the marketplace before we do with better or cheaper drugs, our drugs may not be profitable to sell or to continue to develop.

     Each of Avant Immunotherapeutics, Inc, Leukosite Inc., a subsidiary of Millenium Pharmaceuticals, Inc., Tanox, Inc., Abbott Laboratories, Baxter Healthcare Corporation, Gliatech Inc. and Biocryst Pharmaceuticals have publicly announced their intentions to develop drugs which target the inflammatory effects of complement in the immune system. We are also aware that Pfizer, Inc., SmithKline Beecham Plc and Merck & Co., Inc. are also attempting to develop complement inhibitor therapies. Each of Cambridge Antibody Technology, PLC, MorphoSys AG and Dyax Corporation have publicly announced intentions to develop therapeutic human antibodies from libraries of human antibody genes. Additionally, each of Abgenix Inc. and Medarex, Inc. have publicly announced intentions to develop therapeutic human antibodies from mice that have been bred to include some human antibody genes. These and other large pharmaceutical companies with significantly greater resources than ours, may develop, manufacture and market better or cheaper drugs than our product candidates. They may establish themselves in the marketplace before we are able to even finish our clinical trials. Larger pharmaceutical companies also compete with us to attract academic research institutions as drug development partners, including for licensing these institutions' proprietary technology. If our competitors successfully enter into such arrangements with academic institutions, we will be precluded from pursuing those specific unique opportunities and may not be able to find equivalent opportunities elsewhere.

If we fail to recruit and retain personnel, our research and product development programs may be delayed.

     We are highly dependent upon the efforts of our senior management and scientific personnel. There is intense competition for qualified scientific and technical personnel. Since our business is very science-oriented and specialized, we need to continue to attract and retain such people. We may not be able to continue to attract and retain the qualified personnel necessary for developing our business. If we lose the services of, or fail to recruit, key scientific and technical personnel, our research and product development programs would be significantly and detrimentally affected.

     In particular, we highly value the services of Dr. Leonard Bell, our President and Chief Executive Officer. The loss of his services could materially and adversely affect our ability to achieve our development objectives.

The rights that have been and may in the future be granted to our stockholders may frustrate attempts by others to take over our company.

     We have in place a shareholder rights plan, or "poison pill," which enables our board of directors to issue rights to purchase preferred stock when someone acquires 20% or more of the outstanding shares of our common stock. As a result of the plan, anyone wishing to take over the company would most likely be forced to negotiate a transaction with the company in order not to trigger the pill. If we refused to negotiate, or negotiations were unsuccessful, a proposed takeover could be frustrated. This would prevent our stockholders from participating in a takeover or tender offer which might be of substantial value to them.

     In addition, under our certificate of incorporation, our board of directors is authorized to issue one or more series of preferred stock with rights and preferences determined by the board. The preferences and rights of any preferred stock may be superior to those of the holders of our common stock. By issuing preferred stock with superior rights to the common stock, the board could frustrate a person who wishes to take over the company through a tender offer for the outstanding common stock. These provisions are also intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our board of directors. These provisions could also delay, deter or frustrate a merger or change in control.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our stock. We currently anticipate that we will retain all future earnings to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, and general business conditions.


                              SELLING STOCKHOLDERS

     The following table sets forth information regarding the selling stockholders' beneficial ownership of our common stock as of March 26, 2001.

                                               Number of Shares           Number of               Number of
                                               of Common Stock            Shares of               Shares of
Selling Stockholder (1)                       Beneficiary owned         Common Stock            Common Stock
-----------------------


                                              Prior to Offering       Registered Herein         Beneficially
                                              -----------------       -----------------          Owned After
                                                                                              this Offering (2)
                                                                                              -----------------
Carlos F. Barbas                                     19,019                  9,509                   9,510
Shana M. Barbas                                      20,316                  9,509                  10,807
Carlos Barbas (TRSI)                                    201                    100                     101
John Bentley                                          5,187                  2,593                   2,594
Ernest Beutler and Bonnie Beutler
  TTEE Ernest Beutler and Bonnie M.
  Beutler Trust U/A DTE 12/4/69                       2,500                  1,764                     736
Katherine Bowdish (3)                                46,684                 41,496                   5,188
Dennis R. Burton                                     38,037                 19,018                  19,019
Christopher John Connolly and Rhonda
  Marie Connolly Family Trust                         3,187                  2,593                     594
Chris Cruce                                              70                     35                      35
Glen Dautherty                                       18,393                  9,196                   9,197
Beth Fawsett                                            103                     51                      52
James C. Gilstrap Trust dated 1/16/95                15,561                  7,780                   7,781
Ernie Huang                                           1,296                    648                     648
James E. Iverson and Patricia Iverson                30,689                 14,696                  15,993
Kasirer Yeladim Holdings, LLC                        10,374                  5,187                   5,187
August Kee                                               70                     35                      35
John R. Larson                                       13,832                  6,916                   6,916
Richard Alan Lerner, Nicole Green Lerner,
  Trustees U.D.T. dated 11/14/94                     50,141                 25,070                  25,071
Richard Lerner (TRSI)                                   201                    100                     101
Marshall Linn and Joyce Linn                          2,687                  2,593                      94
Lippman Living Trust DTD 8/11/89                     19,748                 10,374                   9,374
Benjamin List (TRSI)                                     57                     28                      29
Paul Mailander                                          282                    141                     141
Thomas McDermott                                         25                     25                       0
Doug Mertz                                              141                     70                      71
Katharine Tate Overton Trust,
  Katharine Overton Coady, TTEE                       7,874                  5,187                   2,687
Staats M. Pellett, Jr.                                7,187                  2,593                   4,594
Lavern Punke                                          5,187                  5,187                       0
Christoph Rader (TRSI)                                   21                     10                      11
Daniel B. Rifkin                                      1,764                  1,764                       0
Don Sandberg                                            211                    105                     106
Joy Sprink                                               70                     35                      35
Robin M. Thomas                                       5,187                  2,593                   2,594
Juergen Wagner (3)                                       72                     72                       0
Sue Wood                                                 70                     35                      35
Guofu Zhong (TRSI)                                       72                     36                      36
                                                    -------                -------                 -------
                                                    326,516                187,114                 139,372
                                                    =======                =======                 =======

-------------------------------------
(1) The selling stockholders received their shares of common stock in connection with our acquisition of Prolifaron, Inc. on September 23, 2000.

(2) Assumes that all shares offered by each selling stockholder are sold in this offering.

(3) Had not previously registered shares in S-3 Registration statement filed on December 28, 2000.



                              PLAN OF DISTRIBUTION

     Pursuant to an agreement and plan of merger effective September 23, 2000, we acquired Prolifaron, Inc., a privately held biopharmaceutical company located in San Diego, California. In the merger, we issued 355,594 shares of our common stock to the former stockholders of Prolifaron and we are obligated to issue up to 44,364 shares of our common stock upon the exercise of fully vested options granted under Prolifaron's stock option plan. We agreed to register the possible resale of those shares of common stock by the Prolifaron stockholders. We filed a registration statement with the SEC covering the resale of approximately half of the shares in December 2000. That registration statement became effective on January 5, 2001 (Registration No. 333-52886). We are required to file a registration statement with the SEC covering the resale of the remaining half of the shares on or before April 30, 2001, for which this registration statement is intended.

     The shares of common stock are being registered to permit the resale of the common stock by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts, selling commissions and fees and expenses of other advisors to holders of the common stock, in connection with the registration and sale of the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of the shares of common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders (and their donees and pledgees) may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the shares of common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the shares of common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the shares of common stock offered by them hereby will be the purchase price of such shares of common stock less discounts and commissions, if any.

     Our outstanding common stock is listed for trading on the Nasdaq National Market.

     The shares of common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     In order to comply with the securities laws of certain states, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                                 LEGAL MATTERS

     Fulbright & Jaworski L.L.P. New York, New York will pass upon the validity of the securities offered hereby and some other legal matters on behalf of Alexion.

                                    EXPERTS

     The audited consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be also obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference rooms in New York, New York and Chicago, Illinois, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our filings with the Commission are also available to the public from commercial document retrieval services and at the Commission's web site at "http://www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of Alexion stock.

        (i) our current reports on Form 8-K, filed on January 23, 2001 and January 29, 2001;

        (ii) our quarterly report on Form 10-Q for the quarter ended January 31, 2001, filed on March 15, 2001;

        (iii) our amended current report on Form 8-K/A, filed on November 20, 2000;

        (iv) our current reports on Form 8-K, filed on September 25, 2000, October 3, 2000 and October 27, 2000;

        (v) our quarterly report on Form 10-Q for the quarter ended October 31, 2000, filed on December 15, 2000;

        (vi) our annual report on Form 10-K for the fiscal year ended July 31, 2000, filed on October 6, 2000;

        (vii) our registration statement on Form 8-A, filed on February 21, 1997, as amended on October 6, 2000; and

        (viii) our registration statement on Form 8-A, filed on February 12, 1996.

     We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: Alexion Pharmaceuticals, Inc., 352 Knotter Drive, Cheshire, Connecticut 06410, (203) 272-2596, Attention:
David W. Keiser, Executive Vice President and Chief Operating Officer.

     You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

                                    PART II

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth Alexion Pharmaceuticals, Inc. (the "Company") estimates (other than the SEC registration fee) of the expenses in connection with the issuance and distribution of the securities being registered. None of the following expenses are being paid by the selling stockholders.

     SEC registration fee................................$ 1,000
     Legal fees and expenses.............................$15,000
     Accounting fees and expenses........................$ 4,000
     Printing fees.......................................$ 4,000
     Miscellaneous expenses..............................$ 6,000
                                                         -------
   Total:                                                $30,000
                                                         =======

Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

     In accordance with Section 145 of the DGCL, Section EIGHTH of the Company's Certificate of Incorporation, as amended (the "Certificate") provides that the Company shall indemnify each person who is or was a director, officer, employee or agent of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company. Section NINTH of the certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  Exhibits and Financial Statement Schedules.


     (a)  Exhibits

 2.1 Agreement and Plan of Merger by and among Alexion Pharmaceuticals, Inc.,
PI Acquisition Company, Inc.and Prolifaron, Inc., dated as of September 22,
2000.*
 5.1  Opinion of Fulbright & Jaworski L.L.P. regarding legality. +
23.1  Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1). +
23.2  Consent of Arthur Andersen LLP. +
24.1  Power of Attorney.
__________________
*  Incorporated by reference on our report on Form 8-K, filed on October 3, 2000
+   Filed herewith

     (b)  Financial Statement Schedules.
               None.

Item 17.  Undertakings

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cheshire and State of Connecticut on the 27 day of April, 2001.


                                        ALEXION PHARMACEUTICALS, INC.



                                        By:      /s/ LEONARD BELL
                                            ----------------------------------
                                                    Leonard Bell, M.D.
                                             President, Chief Executive Officer,
                                                    Secretary and Treasurer

                        _______________________________

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Leonard Bell and David W. Keiser, or either of them, his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                   Name                                  Title                                    Date
                   ----                                  -----                                    ----
                                             President, Chief Executive Officer
By:            /s/ LEONARD BELL                  Secretary, Treasurer                   April 27, 2001
--------------------------------------------     and Director (principal
              Leonard Bell, M.D.                 executive officer)


                                             Executive Vice President and
              /s/ DAVID W. KEISER                Chief Operating Officer                April 27, 2001
--------------------------------------------     (principal financial officer)
                David W. Keiser

                                             Vice President of Finance and
              /s/ BARRY P. LUKE                  Administration (principal              April 27, 2001
-------------------------------------------      accounting officer)
                  Barry P. Luke

                                             Chairman of the Board of
              /s/ JOHN H. FRIED                  Directors                              April 27, 2001
-------------------------------------------
              John H. Fried, Ph.D.

              /s/ JERRY T. JACKSON           Director                                   April 27, 2001
-------------------------------------------
                 Jerry T. Jackson



                   Name                                  Title                                    Date
                   ----                                  -----                                    ----

              /s/ MAX LINK                   Director                                   April 27, 2001
-------------------------------------------
              Max Link, Ph.D.

              /s/ JOSEPH A. MADRI            Director                                   April 27, 2001
-------------------------------------------
          Joseph A. Madri, Ph.D., M.D.

              /s/ R. DOUGLAS NORBY           Director                                   April 27, 2001
-------------------------------------------
                R. Douglas Norby

              /s/ ALVIN S. PARVEN            Director                                   April 27, 2001
-------------------------------------------
                 Alvin S. Parven

                                 EXHIBIT INDEX



Exhibit
Number    Exhibit
-------   -------
 2.1      Agreement and Plan of Merger by and among Alexion Pharmaceuticals, Inc., PI Acquisition
          Company, Inc.and Prolifaron, Inc., dated as of September 22, 2000.*
 5.1      Opinion of Fulbright & Jaworski L.L.P. regarding legality.+
23.1      Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).+
23.2      Consent of Arthur Andersen LLP.+
24.1      Power of Attorney.

_________________________
* Incorporated by reference on our report on Form 8-K, filed on October 3, 2000 + Filed herewith